Room 4561

November 16, 2006

Mr. Guerrino De Luca
President and Chief Executive Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, CA 94555

> **Re:** **Logitech International S.A.**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **Filed May 19, 2006**
> **File No. 000-29174**

Dear Mr. De Luca:

We have reviewed your response to our comment letter dated September 13, 2006 in connection with the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended March 31, 2006

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources

Cash Flow from Operating Activities, pages 45-46

1. Describe to us in greater detail the nature of the credit insurance referred to in your response to previous comment number 1 as it relates to the allowance for

doubtful accounts and high credit risk individuals. Tell us how this insurance has impacted the level of the allowance for doubtful accounts.

2.   Tell us how you have considered the disclosure requirements of Item 17 of Form 20-F and Rule 12-09 of Regulation S-X with regard to separate disclosure of activity in each of these programs and other reserve accounts not reflected in a separate schedule. We reference the supplemental information provided in Exhibit A to your response.

3.   Given the significance of the impact of the customer programs and returns on the overall operating performance and financial position of the company (e.g. revenues, receivables, inventories, etc.), MD&A should be revised to quantify and discuss the changes in costs recognized for each of the identified programs and in the aggregate. You should address the changes in both dollar terms and in percentage terms. You should also address how these programs impacted reported trends (i.e. increases or decreases) in gross revenues, and gross receivables recorded at each reporting period. For example, we note that the level of gross receivables increased during fiscal 2006 at a higher rate than revenues. Any impact on profit margins should be addressed as well.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

4.   We note your response to previous comment numbers 3-5. The disclosures within the revenue recognition policy should clearly describe each of the various customer programs and returns and how the company determines the level of allowances recorded for each individual program and return. You should also address how you determine the adequacy of each of the individual allowances. Further, your disclosures should also address any aspects of these programs which may preclude revenue recognition.

5.   Disclose the typical payment terms of your arrangements. Indicate if your payment terms vary by customer type, arrangement size, and product mix. Tell us whether you offer extended payments or how often you modify existing payment terms. We note the continued increase in days sales in accounts receivable (DSO) throughout fiscal 2006 and year to date during fiscal 2007.

6.   We note your response to prior comment number 3 where you indicate that certain arrangements permit the customer to return up to 10% of prior quarter purchases. Tell us how you record revenue under these arrangements. Address how the revenue recognition requirements that the "price is fixed and

determinable" and that "collectiblity is reasonably assured" criteria have been met for revenue recognition.

7.   We note your disclosure that revenue from product sales is recognized upon shipment to customers and upon the transfer of title to customers. Describe your typical shipping terms and indicate when title passes to customers. Also, indicate whether the Company has bill-and-hold arrangements with customers and if so, describe your consideration of SAB Topic 13.A.3.

                                        * * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.

                                        Sincerely,

                                        Brad Skinner
                                        Accounting Branch Chief